Exhibit 99.1
Wix Reports Second Quarter 2026 Results
•Q2 bookings of $569 million, up 12% y/y, and revenue of $563 million, up 15% y/y, driven by strong Base44 performance and continued core Wix growth

•Base44 becomes first app-creation platform to launch proprietary LLM - Base 1
◦Provides greater direct control over the largest cost driver in AI-native businesses, compute and inference spend
◦Expect Base44 to achieve ~60% non-GAAP gross margin in 2H, a significant improvement from near-zero non-GAAP gross margin entering the year

NEW YORK – August 4, 2026 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), today reported financial results for second quarter 2026. In addition, the Company provided its outlook for the third quarter and reiterated expectations for the full year 2026. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q2’26 Shareholder Update and other materials.
"We are continuing to invest in Wix Harmony as well as Base44,” said Avishai Abrahami,
Co-Founder and CEO of Wix. “We believe that in the long term, this strategy will position us to capture value in an evolving market. With the launch of Base 1, Base44's proprietary LLM, and the release of Wix Harmony's own model earlier this year, we're also developing a portfolio of purpose-built models that give us greater control and faster iteration. The Harmony model allowed us to expand quickly without additional cost, and now we’re already seeing the results in Base44, where improving margins demonstrate the underlying strength of the business model. The combination of these engines is powerful and we believe it creates a significant competitive advantage for Wix in the coming years.”

“The deployment of Base 1 marks a turning point in lowering our AI inference and compute costs,” said Lior Shemesh, CFO at Wix. “With this unit-economic breakthrough, we expect our AI costs to decrease significantly going forward. We now expect non-GAAP gross margin for Base44 to be approximately 60% in the second half of the year, a meaningful improvement from the near-zero non-GAAP gross margin entering this year. This lower cost structure is expected to improve our long-term profitability profile. Supported by this clear operational runway, we are increasing our TROI target for Base44, allowing us to more aggressively lean into our marketing efforts in the second half of the year. We believe this will enable us to attack the massive market opportunity ahead and drive growth for our shareholders over the long term.”

Q2 2026 Financial Results
•Total revenue in the second quarter of 2026 was $563.1 million, up 15% y/y
◦Total ARR was $1.963 billion at the end of the second quarter of 2026, up 15% y/y
•Creative Subscriptions revenue in the second quarter of 2026 was $398.4 million, up 15% y/y
•Business Solutions revenue in the second quarter of 2026 was $164.7 million, up 14% y/y
◦Transaction revenue1 in the second quarter of 2026 was $71.5 million, up 12% y/y
•Partners revenue2 in the second quarter of 2026 was $213.8 million, up 17% y/y
•Total bookings in the second quarter of 2026 were $569.1 million, up 12% y/y
◦Creative Subscriptions bookings in the second quarter of 2026 were $405.8 million, up 11% y/y
◦Business Solutions bookings in the second quarter of 2026 were $163.3 million, up 13% y/y
•Total gross margin on a GAAP basis in the second quarter of 2026 was 66%
◦Creative Subscriptions gross margin on a GAAP basis was 80%
◦Business Solutions gross margin on a GAAP basis was 32%
•Total non-GAAP gross margin in the second quarter of 2026 was 67%
◦Creative Subscriptions gross margin on a non-GAAP basis was 80%
◦Business Solutions gross margin on a non-GAAP basis was 33%
•GAAP net loss in the second quarter of 2026 was $76.4 million, or $1.78 per basic and diluted share
•Non-GAAP net income in the second quarter of 2026 was $68.2 million, or $1.59 per basic share and $1.39 per diluted share
•Net cash provided by operating activities for the second quarter of 2026 was $55.6 million, while capital expenditures totaled $2.9 million, leading to free cash flow of $52.6 million
•Excluding restructuring costs, free cash flow for the second quarter of 2026 would have been $61.2 million, or 11% of revenue
•Total employee count at the end of Q2’26 was 4,371

1 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
2 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions (including Base44) and Business Solutions businesses.

Financial Outlook

We are maintaining our full year 2026 outlook following our June 2026 update and continue to expect revenue to grow at a low- to mid-teens percentage on a year-over-year basis. We also continue to expect bookings to grow at a low-teens percentage on a year-over-year basis, lagging revenue growth by a few points as a result of the more immediate impact of Partners softness on bookings. We expect Base44 to continue on its strong growth trajectory through the rest of the year, with significantly better non-GAAP gross margins.

For the third quarter of 2026, we expect revenue to grow at a low-double-digits percentage on a year-over-year basis.

For the full year 2026, we continue to expect FCF margin excluding acquisition and restructuring costs to be in the high-teens. This outlook assumes Base44 non-GAAP gross margin of approximately 60% in 2H, a significant improvement from the near-zero margin entering the year. This is expected to translate into approximately two points of total non-GAAP gross margin improvement in 2H vs. 1H for the consolidated business.

We plan to reinvest these AI cost savings into Base44 sales and marketing through the rest of the year as we raise our TROI threshold moderately in response to the structurally better margin profile of Base44. This increase reflects our expectation that demand for Base44 will remain elevated, enabling us to capture additional market share as the business continues to outperform, which remains our top priority.

We expect to offset this increased sales and marketing investment in Base44 with lower AI costs and decreased sales and marketing costs for core Wix in the second half of the year, in-line with seasonality and lapping the SuperBowl investments in the first half of the year. We expect R&D expenses to remain stable as the FX headwind from a strengthening Israeli Shekel offsets savings from our organizational realignment. As a result, we continue to expect non-GAAP operating margin for the consolidated basis to step up in the second half of the year when compared to the first half.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Tuesday, August 4th, 2026. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related and restructuring expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related and restructuring expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related and restructuring expenses. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Acquisition-related expenses include transaction costs and retention payments that would not otherwise have been incurred by us in the normal course of our business. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow margin, excluding acquisition-related and restructuring costs and the impact of our repurchase program, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. Business Solutions Annualized Recurring Revenue (ARR) is calculated as Business Solutions Monthly Recurring Revenue (MRR) multiplied by 12. Business Solutions MRR is calculated as the total monthly value of Business Solutions subscriptions in effect on the last day of the period. Business Solutions subscriptions include, but are not limited to, subscriptions such as Google Workspace, Email Marketing, and recurring paid ads.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments (such as Wix Harmony and/or our proprietary LLMs), as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product, as well as our Base44 offering; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the legal and regulatory environment impacting AI and AI-related activities; cybersecurity, privacy and intellectual property, and potential competitive impacts from AI tools (including the impact on our business of users and potential users choosing to build their online presence using other AI products), and other risks associated with AI technologies; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program, or as required; our expectation that we will comply with the restrictions under our Credit Agreement; our expectation that we will effectively manage our infrastructure; our expectation that we will efficiently and successfully manage cybersecurity risks and incidents; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI; our expectation with respect to future sales of our ordinary shares by directors, officers or large shareholders; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 5, 2026. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$398,350	$345,456	$780,711	$683,132
Business Solutions	164,708	144,474	323,518	280,449
	563,058	489,930	1,104,229	963,581

Cost of Revenues
Creative Subscriptions	81,050	54,131	159,543	110,198
Business Solutions	111,667	99,209	220,979	194,934
	192,717	153,340	380,522	305,132

Gross Profit	370,341	336,590	723,707	658,449

Operating expenses:
Research and development	175,685	134,735	353,903	262,232
Selling and marketing	181,705	113,155	381,295	224,718
General and administrative	44,641	44,394	89,919	89,788
Restructuring and other costs	27,109	—	27,109	—
Total operating expenses	429,140	292,284	852,226	576,738
Operating income (loss)	(58,799)	44,306	(128,519)	81,711
Financial income (expenses), net	(12,153)	(38,377)	7,205	(32,545)
Other income (expenses), net	(49)	123	(26)	187
Income (loss) before taxes on income	(71,001)	6,052	(121,340)	49,353
Income tax benefit (expenses)	(4,409)	51,651	(10,642)	42,116
Loss from equity method investment	950	—	1,843	—
Net income (loss)	$(76,360)	$57,703	$(133,825)	$91,469

Basic net income (loss) per share	$(1.78)	$1.03	$(2.70)	$1.64
Basic weighted-average shares used to compute net income (loss) per share	42,965,089	55,905,451	49,626,355	55,807,604

Diluted net income (loss) per share	$(1.78)	$0.98	$(2.70)	$1.55
Diluted weighted-average shares used to compute net income (loss) per share	42,965,089	59,650,008	49,626,355	60,017,802

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	June 30,	December 31,
	2026	2025
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$262,776	$311,356
Restricted cash	—	5,520
Short-term deposits	355,265	385,280
Restricted deposits	114	222
Marketable securities	342,744	483,859
Trade receivables	49,129	41,525
Prepaid expenses and other current assets	93,833	96,252
Total current assets	1,103,861	1,324,014

Long-Term Assets:
Prepaid expenses and other long-term assets	58,552	33,847
Property and equipment, net	109,533	114,419
Equity method investment	3,719	4,851
Deferred tax asset	98,669	94,549
Marketable securities	—	474,198
Intangible assets, net	27,765	31,810
Goodwill	135,021	135,021
Operating lease right-of-use assets	312,415	398,265
Total long-term assets	745,674	1,286,960

Total assets	$1,849,535	$2,610,974

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$76,738	$74,811
Employees and payroll accruals	115,791	110,526
Deferred revenues	784,794	737,346
Credit facility loans	500,069	—
Accrued expenses and other current liabilities	278,283	146,716
Operating lease liabilities	48,342	43,262
Total current liabilities	1,804,017	1,112,661
Long Term Liabilities:
Deferred revenues	126,772	116,991
Deferred tax liability	2,095	3,923
Convertible notes, net	1,128,341	1,125,769
Other long-term liabilities	167,322	200,054
Operating lease liabilities	361,907	417,578
Total long-term liabilities	1,786,437	1,864,315

Total liabilities	3,590,454	2,976,976

Shareholders' Deficiency
Ordinary shares	63	104
Additional paid-in capital	2,456,614	2,067,407
Treasury shares	(3,223,538)	(1,600,156)
Accumulated other comprehensive income	10,663	17,539
Accumulated deficit	(984,721)	(850,896)
Total shareholders' deficiency	(1,740,919)	(366,002)

Total liabilities and shareholders' deficiency	$1,849,535	$2,610,974

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(76,360)	$57,703	$(133,825)	$91,469
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,978	6,099	11,965	12,236
Amortization	2,022	1,246	4,045	2,707
Share based compensation expenses	53,372	59,439	110,318	119,700
Amortization of debt discount and debt issuance costs	1,287	795	2,572	1,589
Changes in accrued interest and exchange rate on short term and long term deposits	38	126	53	(98)
Changes in accrued interest and exchange rate on short term and long term bank loan	69	—	69	—
Non-cash impairment, restructuring and other costs	19,246	—	19,246	—
Amortization of premium and discount and accrued interest on marketable securities, net	(15,918)	(24,409)	(19,588)	(20,852)
Loss from equity method investment	950	—	1,843	—
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	2,374	—	1,674	(42)
Changes in deferred income taxes, net	(3,435)	(64,817)	(5,012)	(64,816)
Changes in operating lease right-of-use assets	5,764	4,800	12,221	9,603
Changes in operating lease liabilities	25,133	34,062	23,038	25,299
Gain on foreign exchange, net	(2,166)	(3,832)	(2,532)	(5,838)
Increase in trade receivables	(895)	(7,956)	(7,604)	(10,610)
Decrease (increase) in prepaid expenses and other current and long-term assets	(25,775)	(6,090)	(47,178)	52,241
Increase (decrease) in trade payables	(34,451)	(12,581)	1,401	(21,919)
Increase (decrease) in employees and payroll accruals	5,643	21,409	967	(42,739)
Increase in short term and long term deferred revenues	8,314	26,211	57,229	70,573
Increase in accrued expenses and other current liabilities	84,372	58,130	103,188	77,323
Net cash provided by operating activities	55,562	150,335	134,090	295,826
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	160	—	30,170	107,780
Investment in short-term deposits and restricted deposits	—	—	(100)	(112,810)
Proceeds from available-for-sale marketable debt securities	—	20,700	635,360	51,300
Investment in trading marketable debt securities	(194,734)	(163,313)	(227,276)	(191,006)
Proceed from trading marketable debt securities	194,317	162,525	226,858	190,217
Purchase of property and equipment and lease prepayment	(2,648)	(2,265)	(5,949)	(4,894)
Capitalization of internal use of software	(272)	(405)	(526)	(826)
Proceeds from (investment in) other assets	—	(10,458)	—	(10,458)
Payment for Businesses acquired, net of acquired cash	—	(18,545)	—	(18,545)
Proceed from realization of investments in privately held companies	399	—	1,330	417
Purchases of investments in privately held companies	(1,660)	(2,358)	(5,265)	(3,108)
Net cash provided by (used in) investing activities	(4,438)	(14,119)	654,602	8,067
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	225	360	26,522	23,014
Purchase of treasury shares	—	(100,000)	—	(300,000)
Purchase of treasury shares under tender offer	(1,623,100)	—	(1,623,438)	—
Proceeds from credit facility loan	500,000	—	500,000	—
Proceeds from private placement (ordinary shares and warrants)	—	—	260,000	—
Payment of issuance costs related to private placement	(8,319)	—	(8,408)	—
Net cash used in financing activities	(1,131,194)	(99,640)	(845,324)	(276,986)
Effect of exchange rates on cash, cash equivalent and restricted cash	2,166	14,290	2,532	16,296
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,077,904)	50,866	(54,100)	43,203
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	1,340,680	653,276	316,876	660,939
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$262,776	$704,142	$262,776	$704,142

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Creative Subscriptions	$398,350	$345,456	$780,711	$683,132
Business Solutions	164,708	144,474	323,518	280,449
Total Revenues	$563,058	$489,930	$1,104,229	$963,581

Creative Subscriptions	$405,815	$364,871	$824,586	$734,340
Business Solutions	163,314	145,053	329,535	286,489
Total Bookings	$569,129	$509,924	$1,154,121	$1,020,829

Free Cash Flow	$52,642	$147,665	$127,615	$290,106

Free Cash Flow excluding acquisition costs	$61,176	$147,665	$173,428	$290,106

Total consolidated ARR	$1,962,536	$1,699,905	$1,962,536	$1,699,905

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenues	$563,058	$489,930	$1,104,229	$963,581
Change in deferred revenues	8,314	26,232	57,229	70,594
Change in unbilled contractual obligations	(2,243)	(6,238)	(7,337)	(13,346)
Bookings	$569,129	$509,924	$1,154,121	$1,020,829

Y/Y growth	12%		13%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$398,350	$345,456	$780,711	$683,132
Change in deferred revenues	9,708	25,653	51,212	64,554
Change in unbilled contractual obligations	(2,243)	(6,238)	(7,337)	(13,346)
Creative Subscriptions Bookings	$405,815	$364,871	$824,586	$734,340

Y/Y growth	11%		12%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Business Solutions Revenues	$164,708	$144,474	$323,518	$280,449
Change in deferred revenues	(1,394)	579	6,017	6,040
Business Solutions Bookings	$163,314	$145,053	$329,535	$286,489

Y/Y growth	13%		15%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Six Months Ended
	June 30,
	2026	2025
	(unaudited)
Q1 Cohort revenues	$40	$21
Q1 Change in deferred revenues	35	26
Q1 Cohort Bookings	$75	$47

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2026	2025
	(unaudited)
Revenues	$563,058	$489,930
FX impact on Q2/26 using Y/Y rates	(3,656)	—
Revenues excluding FX impact	$559,402	$489,930

Y/Y growth	14%

	Three Months Ended
	June 30,
	2026	2025
	(unaudited)
Bookings	$569,129	$509,924
FX impact on Q2/26 using Y/Y rates	(4,726)	—
Bookings excluding FX impact	$564,403	$509,924

Y/Y growth	11%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,042	$3,472	$6,314	$6,792
Research and development	29,974	32,098	62,357	63,589
Selling and marketing	8,050	9,046	16,296	18,223
General and administrative	12,306	14,823	25,351	31,096
Total share based compensation expenses	53,372	59,439	110,318	119,700
(2) Amortization	2,034	1,259	4,069	2,731
(3) Acquisition related expenses	41,059	6,087	78,967	6,087
(4) Amortization of debt discount and debt issuance costs	1,287	795	2,572	1,589
(5) Restructuring and other costs	27,109	—	27,109	—
(6) Sales tax accrual and other G&A expenses	52	(938)	669	(239)
(7) Unrealized gain on equity and other investments	2,374	—	1,674	(42)
(8) Non-operating foreign exchange expenses	16,911	11,902	17,690	8,823
(9) Provision for income tax effects related to non-GAAP adjustments	(546)	—	(385)	—
(10) Loss from equity method investment	950	—	1,843	—
Total adjustments of GAAP to Non GAAP	$144,602	$78,544	$244,526	$138,649

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit	$370,341	$336,590	$723,707	$658,449
Share based compensation expenses	3,042	3,472	6,314	6,792
Acquisition related expenses	23	163	44	163
Amortization	1,455	668	2,910	1,335
Non GAAP Gross Profit	$374,861	$340,893	$732,975	$666,739

Non GAAP Gross margin	67%	70%	66%	69%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$317,300	$291,325	$621,168	$572,934
Share based compensation expenses	2,152	2,442	4,464	4,809
Acquisition related expenses	23	163	44	163
Amortization	709	—	1,418	—
Non GAAP Gross Profit - Creative Subscriptions	$320,184	$293,930	$627,094	$577,906

Non GAAP Gross margin - Creative Subscriptions	80%	85%	80%	85%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$53,041	$45,265	$102,539	$85,515
Share based compensation expenses	890	1,030	1,850	1,983
Amortization	746	668	1,492	1,335
Non GAAP Gross Profit - Business Solutions	$54,677	$46,963	$105,881	$88,833

Non GAAP Gross margin - Business Solutions	33%	33%	33%	32%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Operating income (loss)	$(58,799)	$44,306	$(128,519)	$81,711
Adjustments:
Share based compensation expenses	53,372	59,439	110,318	119,700
Amortization	2,034	1,259	4,069	2,731
Impairment, restructuring and other charges	27,109	—	27,109	—
Sales tax accrual and other G&A expenses	52	(938)	669	(239)
Acquisition related expenses	41,059	6,087	78,967	6,087
Total adjustments	123,626	65,847	221,132	128,279

Non GAAP operating income	$64,827	$110,153	$92,613	$209,990

Non GAAP operating margin	12%	22%	8%	22%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net income (loss)	$(76,360)	$57,703	$(133,825)	$91,469
Share based compensation expenses and other Non GAAP adjustments	144,602	78,544	244,526	138,649
Non-GAAP net income	$68,242	$136,247	$110,701	$230,118

Basic Non GAAP net income per share	$1.59	$2.44	$2.23	$4.12
Weighted average shares used in computing basic Non GAAP net income per share	42,965,089	55,905,451	49,626,355	55,807,604

Diluted Non GAAP net income per share	$1.39	$2.28	$1.97	$3.83
Weighted average shares used in computing diluted Non GAAP net income per share	49,271,012	59,650,008	56,152,980	60,017,802

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net cash provided by operating activities	$55,562	$150,335	$134,090	$295,826
Capital expenditures, net	(2,920)	(2,670)	(6,475)	(5,720)
Free Cash Flow	$52,642	$147,665	$127,615	$290,106

Restructuring and other costs	8,534	—	8,534	—
Cash paid for acquisition-related costs	—	—	37,279	—
Free Cash Flow excluding acquisition and restructuring costs	$61,176	$147,665	$173,428	$290,106